Exhibit 99.1

FOR IMMEDIATE RELEASE

Thomson Reuters Reports Third-Quarter 2016 Results

TORONTO, November 1, 2016 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the third quarter ended September 30, 2016.

“It is encouraging to see our continued progress flow through in the third-quarter numbers,” said Jim Smith, president and chief executive officer of Thomson Reuters. “Our core subscription businesses are moving in the right direction, our cost controls are working and we are increasingly confident in our execution capability. That is why we are going to pick up the pace of our transformation efforts.”

Consolidated Financial Highlights – Third Quarter

(All amounts are from continuing operations, except cash flow measures)

IFRS Financial Measures

	Three Months Ended September 30,
	(Millions of U.S. dollars, except earnings per share (EPS) and margins)

IFRS Financial Measures	2016	2015(1)	Change
Revenues	$2,744	$2,747	0%
Operating profit	$385	$386	0%
Diluted EPS	$0.34	$0.32	6%
Cash flow from operations (includes discontinued operations)	$758	$680	11%

•	Revenues were essentially unchanged as growth in subscription revenues was offset by the impact of foreign currency and a decline in low margin recoveries revenues

•	Operating profit was essentially unchanged as higher subscription revenues were offset by the impact of foreign currency, which included unfavorable fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts

•	Diluted EPS increased 6% to $0.34, with the increase driven by the benefit of lower common shares outstanding

•	Cash flow from operations, which includes discontinued operations, increased 11% to $758 million, primarily due to favorable timing of working capital

Non-IFRS Financial Measures (2)

	2016	2015(1)	Change	Change Before Currency
Revenues	$2,744	$2,747	0%	1%
Adjusted EBITDA	$814	$782	4%	2%
Adjusted EBITDA margin	29.7%	28.5%	120bp	20bp
Underlying operating profit	$559	$524	7%	3%
Underlying operating profit margin	20.4%	19.1%	130bp	30bp
Adjusted EPS	$0.54	$0.45	20%	13%
Free cash flow (includes discontinued operations)	$519	$449	16%

(1)	Unless otherwise indicated, results exclude the Intellectual Property & Science (IP & Science) business, which was sold in October 2016. IP & Science was classified as a discontinued operation for 2016 reporting purposes through the closing date of sale. 2015 amounts (except cash flow measures) are restated to conform to the current year’s presentation.
(2)	In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Third-Quarter 2016 Results

•	Revenues were unchanged. Before currency, revenues increased 1%

o	Excluding recoveries, revenues increased 2% (before currency)

•	Adjusted EBITDA increased 4% to $814 million, and the margin increased 120 basis points to 29.7% from 28.5% in the prior-year period. Excluding currency, the margin increased 20 basis points

•	Underlying operating profit increased 7% to $559 million, and the margin increased 130 basis points to 20.4% from 19.1% in the prior-year period. Excluding currency, the margin increased 30 basis points

•	Adjusted EPS increased 20% to $0.54, an increase of $0.09 per share. Currency had a $0.03 favorable impact

Planned Charge in Fourth-Quarter 2016 and Updated Full-Year 2016 Outlook

•	Thomson Reuters today announced that it plans to record a charge of approximately $200 million to $250 million to be incurred in the fourth quarter of 2016. This charge is intended to accelerate the pace of the company’s Transformation program by further simplifying and streamlining the business. The majority of the charges will be taken in Financial & Risk and the Enterprise, Technology & Operations Group that was created in January 2016. The resulting run-rate cash savings in 2017 are estimated to be of a similar magnitude to the planned charge, with some of the savings to be reinvested in the business.

•	The company updated its 2016 full-year outlook to reflect the planned charge, as outlined in the Business Outlook section of this news release.

Sale of IP & Science Business

The IP & Science business was sold for $3.55 billion in cash on October 3, 2016. The net proceeds from the sale will be approximately $3.2 billion. The company utilized $1.7 billion of the proceeds to repay commercial paper during October and it plans to use the remaining proceeds primarily to buy back shares under its current $1.5 billion share repurchase program, further pay down debt and for reinvestment in the business.

Highlights by Business Unit

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency (constant currency) as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues increased 1%. Revenues grew approximately 2% excluding the impact of some temporary items, primarily the impact of lower recoveries revenues and commercial pricing adjustments related to the migration of certain customers to new platforms.

o	Recurring revenues (77% of the segment’s revenues in the quarter) were up 2%, primarily due to the impact of an annual price increase and a positive net sales trend, partly offset by lower revenues resulting from the pricing adjustments referred to above and macro-economic conditions impacting large European banks and banks in several emerging markets.

o	Transactions revenues (15% of the segment’s revenues in the quarter) were up 4% due to increased revenue from Tradeweb, BETA brokerage processing and transactional revenues from the Risk business. This increase was offset by the impact of lower foreign exchange trading volumes.

o	Low-margin recoveries revenues (8% of the segment’s revenues in the quarter) decreased 12% as some third-party partners continue to move to direct billing with their customers. The rate of decline in these revenues is expected to lessen again in the fourth quarter.

•	Recoveries represent revenues for content or services provided by third parties and distributed through Financial & Risk’s platform. Reductions in recoveries revenue have no impact on the unit’s EBITDA or operating profit.

Thomson Reuters Reports Third-Quarter 2016 Results

•	By geography, revenues in the Americas were up 3% (up 4% excluding recoveries). Revenues in Europe, Middle East and Africa (EMEA) were unchanged (up 2% excluding recoveries). Revenues in Asia were unchanged (up 1% excluding recoveries).

•	EBITDA increased 10% to $460 million and the margin increased 260 basis points to 30.3% from 27.7% in the prior-year period. Excluding the impact of currency, the margin increased 160 basis points. The increase in the margin was primarily due to higher revenues and savings related to efficiency initiatives and platform closures in 2015.

•	Operating profit increased 15% to $313 million and the margin increased 270 basis points to 20.6% from 17.9% in the prior-year period. Excluding the impact of currency, the margin increased 160 basis points. The operating profit margin improvement reflected the same factors that impacted EBITDA.

•	Net sales were positive in all regions, marking the tenth consecutive quarter of positive total net sales.

Legal

•	Revenues were unchanged from the prior-year period. Excluding US print, revenues grew 1%.

o	Solutions businesses (45% of the segment’s revenues in the quarter) grew 1%. Solutions subscription revenue growth of 5% was offset by a 9% reduction in transactional revenues.

o	US Online Legal Information (42% of the segment’s revenues in the quarter) grew 2%, marking the seventh consecutive quarter of growth.

o	US Print (13% of the segment’s revenues in the quarter) declined 8%.

•	Subscription revenues (75% of the segment’s revenues in the quarter) grew 3%. However, transactional revenues (12% of the segment’s revenues in the quarter) declined 8% due to lower Legal Managed Services and Elite transactional revenues.

•	EBITDA declined 2% to $328 million and the margin increased 10 basis points to 39.3% from 39.2% in the prior-year period. Excluding the impact of currency, the margin declined 30 basis points.

•	Operating profit decreased 3% to $264 million and the margin decreased 20 basis points to 31.6% from 31.8% in the prior-year period. Excluding the impact of currency, the margin declined 40 basis points.

Tax & Accounting

•	Revenues increased 6%, driven by the Corporate, Professional and Knowledge Solutions businesses, partially offset by a decline in the Government business. Recurring revenues (90% of the segment’s revenues in the quarter) increased 11%.

•	EBITDA increased 10% to $87 million and the margin increased 120 basis points to 26.9% from 25.7% in the prior-year period. Excluding the impact of currency, the margin increased 70 basis points.

•	Operating profit increased 18% to $59 million and the margin increased 200 basis points to 18.3% from 16.3% in the prior-year period. Excluding the impact of currency, the margin increased 120 basis points.

•	The timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Corporate & Other (Including Reuters News)

•	Reuters News revenues were $73 million, down 1% compared to the prior-year period.

•	Corporate & Other costs were $77 million compared to $68 million in the prior-year period.

Thomson Reuters Reports Third-Quarter 2016 Results

Consolidated Financial Highlights – Nine Months

(All amounts are from continuing operations, except cash flow measures)

IFRS Financial Measures

	Nine Months Ended September 30,
	(Millions of U.S. dollars, except EPS and margins)

	2016	2015(1)	Change
Revenues	$8,306	$8,370	-1%
Operating profit	$1,096	$1,093	0%
Diluted EPS	$0.99	$0.91	9%
Cash flow from operations (includes discontinued operations)	$1,986	$1,875	6%

•	Revenues declined 1% as higher subscription revenues were more than offset by the impact of foreign currency and a decline in low margin recoveries revenues

•	Operating profit was essentially unchanged as higher subscription revenues were offset by the impact of foreign currency, which included unfavorable fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts

•	Diluted EPS increased 9% to $0.99, primarily due to lower tax expense as well as the benefit of lower common shares outstanding

•	Cash flow from operations, which includes discontinued operations, increased 6% due to higher operating profit before the impact of non-cash items such as depreciation, amortization and fair value adjustments

Non-IFRS Financial Measures (2)

	2016	2015(1)	Change	Change Before Currency
Revenues	$8,306	$8,370	-1%	1%
Adjusted EBITDA	$2,319	$2,287	1%	0%
Adjusted EBITDA margin	27.9%	27.3%	60bp	-10bp
Underlying operating profit	$1,562	$1,495	4%	2%
Underlying operating profit margin	18.8%	17.9%	90bp	30bp
Adjusted EPS	$1.47	$1.24	19%	15%
Free cash flow (includes discontinued operations)	$1,267	$1,093	16%

(1)	Unless otherwise indicated, results exclude the IP & Science business, which was sold in October 2016. IP & Science was classified as a discontinued operation for 2016 reporting purposes through the closing date of sale. 2015 amounts (except cash flow measures) are restated to conform to the current period’s presentation.
(2)	In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

•	Revenues declined 1%. Before currency, revenues increased 1%. Excluding recoveries, revenues increased 2% (before currency)

•	Adjusted EBITDA increased 1% to $2.3 billion, and the margin increased 60 basis points to 27.9% from 27.3% in the prior-year period. Excluding the impact of currency, the margin was down 10 basis points from the prior-year period

•	Underlying operating profit increased 4% to $1.6 billion, and the margin increased 90 basis points to 18.8% from 17.9% in the prior-year period. Excluding the impact of currency, the margin increased 30 basis points

•	Adjusted EPS increased 19% to $1.47, an increase of $0.23 per share. Currency had a $0.04 favorable impact

•	Free cash flow for the first nine months of the year increased 16% to $1.3 billion compared to $1.1 billion in the prior-year period

Thomson Reuters Reports Third-Quarter 2016 Results

Business Outlook (Before Currency)

Thomson Reuters updated its full-year business outlook for 2016 to reflect the planned fourth-quarter charge discussed earlier in this news release.

The company’s 2016 Outlook assumes constant currency rates compared to 2015 and all metrics below (except for free cash flow) exclude the IP & Science business, which was classified as a discontinued operation for 2016 reporting purposes through the closing date. The 2016 Outlook is based on the expected performance of the company’s remaining businesses and does not factor in the impact of any other acquisitions or divestitures that may occur during the year.

For the full-year 2016, the company expects:

•	Low single-digit revenue growth

o	2% to 3% revenue growth excluding Financial & Risk’s recoveries revenues, which are low margin revenues and are expected to decline as partners move to direct billing with their customers

•	Adjusted EBITDA margin to range between 25.0% to 26.0% – Including planned charge

o	Adjusted EBITDA margin to range between 27.3% and 28.3% – Excluding planned charge

•	Underlying operating profit margin to range between 16.0% to 17.0% – Including planned charge

o	Underlying operating profit margin to range between 18.4% and 19.4% – Excluding planned charge

•	Free cash flow to range between $1.7 billion and $1.9 billion in 2016 (most of cash impact from planned charge to be incurred in 2017)

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

In February 2016, the Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.36 per common share. A quarterly dividend of $0.34 per share is payable on December 15, 2016 to common shareholders of record as of November 17, 2016.

From January 1, 2016 through September 30, 2016, the company repurchased approximately 31.2 million shares at a cost of $1.2 billion. Of this amount, 13.2 million shares were repurchased in the third quarter at a cost of $542 million. Under the current $1.5 billion share repurchase program announced in February 2016, the company has repurchased approximately 26.4 million shares at a cost of about $1.1 billion through September 30, 2016.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin, underlying operating profit and the related margin, free cash flow, adjusted EPS, and selected measures before the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to

Thomson Reuters Reports Third-Quarter 2016 Results

measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

As previously disclosed in July 2016, the company redefined adjusted earnings and adjusted EPS in relation to certain tax computations to better align with current market practices and to reflect guidance issued earlier this year by the U.S. Securities and Exchange Commission. These changes were effective for the third quarter and have not impacted the company’s reporting of revenues, adjusted EBITDA, underlying operating profit or free cash flow.

The company’s outlook contains various non-IFRS financial measures. For outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2016 impact of changes in foreign exchange rates or the company’s share price which impact (i) the translation of its results reported at average foreign currency rates for the year, (ii) fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts, (iii) the valuation of certain share-based awards and (iv) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions that it does not anticipate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “2016 Business Outlook (Before Currency)” section, Mr. Smith’s comments and statements regarding the planned fourth-quarter charge and expected run-rate savings resulting from the charge, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2016. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company’s 2016 Business Outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in most of the countries where Thomson Reuters operates and a continued increase in the number of professionals around the world and their demand for high quality information and workflow solutions. Internal financial and operational assumptions include, but are not limited to, the successful execution of sales initiatives, ongoing product release programs, our globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets and identify areas of higher growth; failures or disruptions of telecommunications, network systems or the Internet; fraudulent or unpermitted data access or other cyber-security or privacy breaches; increased accessibility to free or relatively inexpensive information sources; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to recent organizational changes and effectively implement strategic initiatives; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

Thomson Reuters Reports Third-Quarter 2016 Results

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 646 223 5285 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its third-quarter 2016 results today beginning at 8:30 a.m. Eastern Time (ET). You can access the webcast by visiting the “Investor Relations” section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2016 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015(1)	2016	2015(1)
CONTINUING OPERATIONS
Revenues	$2,744	$2,747	$8,306	$8,370
Operating expenses	(1,964)	(1,958)	(6,064)	(6,083)
Depreciation	(78)	(85)	(239)	(263)
Amortization of computer software	(177)	(173)	(518)	(529)
Amortization of other identifiable intangible assets	(128)	(135)	(388)	(415)
Other operating (losses) gains, net	(12)	(10)	(1)	13

Operating profit	385	386	1,096	1,093
Finance costs, net:
Net interest expense	(108)	(102)	(304)	(314)
Other finance (costs) income	(3)	(15)	(28)	24

Income before tax and equity method investments	274	269	764	803
Share of post-tax earnings in equity method investments	2	1	2	8
Tax (expense) benefit	(8)	(7)	16	(42)

Earnings from continuing operations	268	263	782	769
Earnings from discontinued operations, net of tax	18	30	126	125

Net earnings	$286	$293	$908	$894

Earnings attributable to:
Common shareholders	273	280	872	847
Non-controlling interests	13	13	36	47

Earnings per share:
Basic earnings per share:
From continuing operations	$0.34	$0.32	$0.99	$0.92
From discontinued operations	0.03	0.04	0.17	0.16

Basic earnings per share	$0.37	$0.36	$1.16	$1.08

Diluted earnings per share:
From continuing operations	$0.34	$0.32	$0.99	$0.91
From discontinued operations	0.02	0.04	0.16	0.16

Diluted earnings per share	$0.36	$0.36	$1.15	$1.07

Basic weighted-average common shares	743,939,102	778,334,806	752,226,485	785,932,003

Diluted weighted-average common shares	745,772,211	781,170,075	753,916,599	788,797,817

(1)	Prior-year period amounts have been restated to reflect the current presentation.

Thomson Reuters Reports Third-Quarter 2016 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	September 30,	December 31,
	2016	2015(1)
Assets
Cash and cash equivalents	$831	$966
Trade and other receivables	1,403	1,755
Other financial assets	125	176
Prepaid expenses and other current assets	668	683

Current assets excluding assets held for sale	3,027	3,580
Assets held for sale	1,674	—

Current assets	4,701	3,580

Computer hardware and other property, net	943	1,067
Computer software, net	1,399	1,486
Other identifiable intangible assets, net	5,862	6,417
Goodwill	14,795	15,878
Other financial assets	109	116
Other non-current assets	555	544
Deferred tax	49	47

Total assets	$28,413	$29,135

Liabilities and equity
Liabilities
Current indebtedness	$2,855	$1,595
Payables, accruals and provisions	2,128	2,278
Deferred revenue	896	1,319
Other financial liabilities	193	238

Current liabilities excluding liabilities associated with assets held for sale	6,072	5,430
Liabilities associated with assets held for sale	474	—

Current liabilities	6,546	5,430

Long-term indebtedness	6,307	6,829
Provisions and other non-current liabilities	2,404	2,124
Other financial liabilities	344	387
Deferred tax	982	1,265

Total liabilities	16,583	16,035

Equity
Capital	9,627	9,852
Retained earnings	5,599	6,458
Accumulated other comprehensive loss	(3,878)	(3,697)

Total shareholders’ equity	11,348	12,613
Non-controlling interests	482	487

Total equity	11,830	13,100

Total liabilities and equity	$28,413	$29,135

(1)	Prior-year period amounts have been restated to reflect the current presentation.

Thomson Reuters Reports Third-Quarter 2016 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015(1)	2016	2015(1)
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$268	$263	$782	$769
Adjustments for:
Depreciation	78	85	239	263
Amortization of computer software	177	173	518	529
Amortization of other identifiable intangible assets	128	135	388	415
Net (gains) losses on disposals of businesses and investments	(2)	1	(4)	(24)
Deferred tax	(46)	(43)	(130)	(108)
Other	129	88	354	184
Changes in working capital and other items	37	(35)	(344)	(401)

Operating cash flows from continuing operations	769	667	1,803	1,627
Operating cash flows from discontinued operations	(11)	13	183	248

Net cash provided by operating activities	758	680	1,986	1,875

Investing activities
Acquisitions, net of cash acquired	—	(2)	(111)	(17)
Proceeds from disposals of businesses and investments, net of taxes paid	3	—	4	75
Capital expenditures, less proceeds from disposals	(213)	(203)	(658)	(703)
Other investing activities	3	2	23	5

Investing cash flows from continuing operations	(207)	(203)	(742)	(640)
Investing cash flows from discontinued operations	(13)	(14)	(38)	(40)

Net cash used in investing activities	(220)	(217)	(780)	(680)

Financing activities
Proceeds from debt	—	4	498	4
Repayments of debt	—	(593)	(503)	(593)
Net borrowings under short-term loan facilities	398	529	702	1,099
Repurchases of common shares	(542)	(554)	(1,232)	(1,250)
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid on common shares	(243)	(253)	(740)	(765)
Dividends paid to non-controlling interests	(15)	(15)	(44)	(42)
Other financing activities	9	11	22	63

Net cash used in financing activities	(394)	(872)	(1,299)	(1,486)

Increase (decrease) in cash and bank overdrafts	144	(409)	(93)	(291)
Translation adjustments	(2)	(10)	(3)	(19)
Cash and bank overdrafts at beginning of period	684	1,124	922	1,015

Cash and bank overdrafts at end of period	$826	$705	$826	$705

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$831	$900	$831	$900
Bank overdrafts	(5)	(195)	(5)	(195)

	$826	$705	$826	$705

(1)	Prior-year period amounts have been restated to reflect the current presentation.

Thomson Reuters Reports Third-Quarter 2016 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues, Adjusted EBITDA, Underlying Operating Profit and the Related Margins

Excluding the Effects of Foreign Currency by Business Segment

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended September 30,		Change
	2016	2015 (1)	Total	Foreign Currency (4)	Before Currency (4)
Revenues
Financial & Risk	$1,516	$1,517	0%	-1%	1%
Legal	835	851	-2%	-2%	0%
Tax & Accounting	323	307	5%	-1%	6%
Corporate & Other (includes Reuters News)	73	74	-1%	0%	-1%
Eliminations	(3)	(2)

Revenues	$2,744	$2,747	0%	-1%	1%

			Change
			Total	Foreign Currency (4)	Before Currency (4)
Adjusted EBITDA (2)
Financial & Risk	$460	$420	10%	3%	7%
Legal	328	334	-2%	-1%	-1%
Tax & Accounting	87	79	10%	1%	9%
Corporate & Other (includes Reuters News)	(61)	(51)	n/a	n/a	n/a

Adjusted EBITDA	$814	$782	4%	2%	2%

Adjusted EBITDA Margin (2)
Financial & Risk	30.3%	27.7%	260bp	100bp	160bp
Legal	39.3%	39.2%	10bp	40bp	-30bp
Tax & Accounting	26.9%	25.7%	120bp	50bp	70bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	29.7%	28.5%	120bp	100bp	20bp

			Change
			Total	Foreign Currency (4)	Before Currency (4)

Underlying Operating Profit (3)
Financial & Risk	$313	$271	15%	5%	10%
Legal	264	271	-3%	-2%	-1%
Tax & Accounting	59	50	18%	4%	14%
Corporate & Other (includes Reuters News)	(77)	(68)	n/a	n/a	n/a

Underlying operating profit	$559	$524	7%	4%	3%

Underlying Operating Profit Margin (3)
Financial & Risk	20.6%	17.9%	270bp	110bp	160bp
Legal	31.6%	31.8%	-20bp	20bp	-40bp
Tax & Accounting	18.3%	16.3%	200bp	80bp	120bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Underlying operating profit margin	20.4%	19.1%	130bp	100bp	30bp

n/a – not applicable

Refer to page 16 for footnotes.

Thomson Reuters Reports Third-Quarter 2016 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues, Adjusted EBITDA, Underlying Operating Profit and the Related Margins

Excluding the Effects of Foreign Currency by Business Segment

(millions of U.S. dollars, except for margins)

(unaudited)

	Nine Months Ended
	September 30,		Change
	2016	2015 (1)	Total	Foreign Currency (4)	Before Currency (4)
Revenues
Financial & Risk	$4,549	$4,621	-2%	-2%	0%
Legal	2,503	2,527	-1%	-2%	1%
Tax & Accounting	1,036	1,007	3%	-2%	5%
Corporate & Other (includes Reuters News)	227	222	2%	-1%	3%
Eliminations	(9)	(7)

Revenues	$8,306	$8,370	-1%	-2%	1%

			Change
			Total	Foreign Currency (4)	Before Currency (4)
Adjusted EBITDA (2)
Financial & Risk	$1,340	$1,251	7%	1%	6%
Legal	936	941	-1%	-1%	0%
Tax & Accounting	283	295	-4%	1%	-5%
Corporate & Other (includes Reuters News)	(240)	(200)	n/a	n/a	n/a

Adjusted EBITDA	$2,319	$2,287	1%	1%	0%

Adjusted EBITDA Margin (2)
Financial & Risk	29.5%	27.1%	240bp	80bp	160bp
Legal	37.4%	37.2%	20bp	50bp	-30bp
Tax & Accounting	27.3%	29.3%	-200bp	100bp	-300bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	27.9%	27.3%	60bp	70bp	-10bp

			Change
			Total	Foreign Currency (4)	Before Currency (4)
Underlying Operating Profit (3)
Financial & Risk	$905	$786	15%	2%	13%
Legal	749	749	0%	0%	0%
Tax & Accounting	197	211	-7%	2%	-9%
Corporate & Other (includes Reuters News)	(289)	(251)	n/a	n/a	n/a

Underlying operating profit	$1,562	$1,495	4%	2%	2%

Underlying Operating Profit Margin (3)
Financial & Risk	19.9%	17.0%	290bp	70bp	220bp
Legal	29.9%	29.6%	30bp	40bp	-10bp
Tax & Accounting	19.0%	21.0%	-200bp	80bp	-280bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Underlying operating profit margin	18.8%	17.9%	90bp	60bp	30bp

n/a – not applicable

Refer to page 16 for footnotes.

Thomson Reuters Reports Third-Quarter 2016 Results

Thomson Reuters Corporation

Reconciliation of Operating Profit to Adjusted EBITDA (2)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2016	2015 (1)	Change	2016	2015 (1)	Change
Operating profit	$385	$386	0%	$1,096	$1,093	0%
Adjustments to remove:
Amortization of other identifiable intangible assets	128	135		388	415
Fair value adjustments	34	(7)		77	—
Other operating losses (gains), net	12	10		1	(13)

Underlying operating profit	$559	$524	7%	$1,562	$1,495	4%
Remove: depreciation and amortization of computer software	255	258		757	792

Adjusted EBITDA	$814	$782	4%	$2,319	$2,287	1%

Underlying operating profit margin (3)	20.4%	19.1%	130bp	18.8%	17.9%	90bp

Adjusted EBITDA margin (2)	29.7%	28.5%	120bp	27.9%	27.3%	60bp

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (2)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2016	2015 (1)	Change	2016	2015 (1)	Change
Earnings from continuing operations	$268	$263	2%	$782	$769	2%
Adjustments to remove:
Tax expense (benefit)	8	7		(16)	42
Other finance costs (income)	3	15		28	(24)
Net interest expense	108	102		304	314
Amortization of other identifiable intangible assets	128	135		388	415
Amortization of computer software	177	173		518	529
Depreciation	78	85		239	263

EBITDA	$770	$780		$2,243	$2,308
Adjustments to remove:
Share of post-tax earnings in equity method investments	(2)	(1)		(2)	(8)
Other operating losses (gains), net	12	10		1	(13)
Fair value adjustments	34	(7)		77	—

Adjusted EBITDA	$814	$782	4%	$2,319	$2,287	1%

Refer to page 16 for footnotes.

Thomson Reuters Reports Third-Quarter 2016 Results

Thomson Reuters Corporation

Reconciliation of Underlying Operating Profit (3) to Adjusted EBITDA (2) by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30, 2016			Three Months Ended September 30, 2015(1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA
Financial & Risk	$313	$147	$460	$271	$149	$420
Legal	264	64	328	271	63	334
Tax & Accounting	59	28	87	50	29	79
Corporate & Other (includes Reuters News)	(77)	16	(61)	(68)	17	(51)

	$559	$255	$814	$524	$258	$782

	Nine Months Ended September 30, 2016			Nine Months Ended September 30, 2015(1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA
Financial & Risk	$905	$435	$1,340	$786	$465	$1,251
Legal	749	187	936	749	192	941
Tax & Accounting	197	86	283	211	84	295
Corporate & Other (includes Reuters News)	(289)	49	(240)	(251)	51	(200)

	$1,562	$757	$2,319	$1,495	$792	$2,287

Refer to page 16 for footnotes.

Thomson Reuters Reports Third-Quarter 2016 Results

Thomson Reuters Corporation

Reconciliation of Earnings Attributable to Common Shareholders to Adjusted Earnings (5)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2016	2015(1)	Change	2016	2015(1)	Change
Earnings attributable to common shareholders	$273	$280	-3%	$872	$847	3%
Adjustments to remove:
Fair value adjustments	34	(7)		77	—
Amortization of other identifiable intangible assets	128	135		388	415
Other operating losses (gains), net	12	10		1	(13)
Other finance costs (income)	3	15		28	(24)
Share of post-tax earnings in equity method investments	(2)	(1)		(2)	(8)
Tax on above items	(46)	(39)		(138)	(108)
Tax items impacting comparability	7	3		13	1
Earnings from discontinued operations, net of tax	(18)	(30)		(126)	(125)
Interim period effective tax rate normalization(6)	13	(13)		—	(8)
Dividends declared on preference shares	(1)	(1)		(2)	(2)

Adjusted earnings	$403	$352	14%	$1,111	$975	14%

Adjusted earnings per share	$0.54	$0.45	20%	$1.47	$1.24	19%

Foreign currency(4)			7%			4%
Before currency(4)			13%			15%
Diluted weighted-average common shares (millions)	745.8	781.2		753.9	788.8

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow (7)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015(1)	2016	2015(1)
Net cash provided by operating activities	$758	$680	$1,986	$1,875
Capital expenditures, less proceeds from disposals	(213)	(203)	(658)	(703)
Other investing activities	3	2	23	5
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid to non-controlling interests	(15)	(15)	(44)	(42)
Capital expenditures from discontinued operations	(13)	(14)	(38)	(40)

Free cash flow	$519	$449	$1,267	$1,093

Refer to page 16 for footnotes.

Thomson Reuters Reports Third-Quarter 2016 Results

Footnotes

(1)	Prior-year period amounts have been restated to reflect the reclassification of the Intellectual Property & Science segment as a discontinued operation through the closing date of the sale.
(2)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA as it provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.
(3)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues. Thomson Reuters uses underlying operating profit as it provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of the company’s operations.
(4)	The changes in revenues, adjusted EBITDA and underlying operating profit and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.
(5)	Adjusted earnings and adjusted earnings per share (EPS) include dividends declared on preference shares but exclude the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating (gains) and losses, certain impairment charges, other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.
(6)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(7)	Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by operating activities, and other investing activities less capital expenditures, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.